SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               September 25, 2001

                     Cambridge Antibody Technology Group PLC
                 (Translation of Registrant's Name Into English)

          The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F X  Form 40-F _____


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                No  X
                              ----
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


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FOR IMMEDIATE  RELEASE

07.00 BST, 02.00 EST  Tuesday 25 September 2001

For Further Information Contact:

Cambridge Antibody Technology          Square Mile BSMG Worldwide (Europe)
Tel: +44 (0) 1763 263 233              Tel: +44 (0) 20  7601 1000
David Glover, Medical Director         Kevin Smith
John Aston, Finance Director           Graham Herring
Rowena Gardner, Head of Corporate
Communications
                                       BMC Communications/The Trout Group (USA)
                                       Tel: 001 212 477 9007
                                       Brad Miles, ext 17 (media)
                                       Brandon Lewis, ext.15 (investors)


             CAT ANNOUNCES GRANTING OF REGULATORY APPROVAL TO START
                         UK PATIENT TRIALS OF CAT - 213

Melbourn, UK ...Cambridge Antibody Technology (LSE:CAT; NASDAQ: CATG) today announced that it has received a CTX (Clinical Trial Exemption) from the UK Medicines Control Agency allowing it to commence phase I/IIa clinical trials in patients with CAT-213, a human anti-eotaxin1 monoclonal antibody.

CAT-213 is in development for the treatment of severe allergic disorders and may also be useful in the management of patients with hypereosinophilia. A phase I study in 25 healthy volunteers was recently completed with no safety concerns after single intravenous doses of up to 10mg/kg.

The new phase I/IIa double-blind clinical trial will take place in two UK investigational sites and will study the effects of CAT-213 or placebo upon patients with allergic rhinitis who are challenged with nasal allergen. It is expected that patient enrollment will commence in October 2001 and be completed before the 2002 UK hay fever season.

Commenting on the news, Dr David Glover, CAT's Medical Director, said, "We are very pleased to have received approval to start patient trials with CAT-213. The new clinical trial will represent the first human proof of principle study that CAT-213 can modulate the effects of eosinophils in an allergic setting".

CAT-213 is the fifth human monoclonal antibody from CAT to enter clinical trials and is the third human monoclonal antibody that CAT itself has taken to this stage.

                                     -ENDS-

Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based in Melbourn, 10 miles south of Cambridge, England, CAT currently employs around 250 people.
o CAT is listed on the London Stock Exchange, having raised (pound)41m in its IPO in March 1997. A further offering in March 2000 raised (pound)93m. Also, CAT's ADRs are listed on the US NASDAQ National Market.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating around 100 billion distinct antibodies. These libraries form the basis for the company's strategy to develop a portfolio of clinical development programmes. Five human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has a number of licence and collaborative agreements in place with pharmaceutical and biotechnology companies including: Eli Lilly, Pfizer, Genentech, ICOS, Genetics Institute, Wyeth-Ayerst, Human Genome Sciences, Knoll Pharmaceuticals (a subsidiary of Abbott Pharmaceuticals), Pharmacia, Oxford GlycoSciences, Genzyme, Immunex, Zyomyx and Elan.

CAT-213
o CAT-213 is a human IgG4 monoclonal antibody that neutralises eotaxin1 - a chemokine protein that acts to attract eosinophils (a type of white blood cell) into tissues, where they can degranulate causing tissue damage. Eosinophils are thus believed to play a key role in causing the inflammation and tissue damage that occurs in a variety of allergic disorders, including asthma.
o Allergies in some form affect over 20% of the population, with `hay fever' (allergic rhinitis) being the most common. Asthma is a very common respiratory disorder of ever-increasing prevalence, currently affecting over 6.5% of the UK population, with over 200,000 patients being admitted to hospitals each year and over 2000 deaths annually directly attributed to asthma. The potential markets for CAT-213 are therefore enormous. However, there is intense competition in the development of better treatments for these markets. CAT-213, initially being developed as an intravenous injection, may also be useful in the treatment of other conditions where raised levels of circulating eosinophils play a significant role in pathogenesis (hypereosinophilic syndromes).

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.


                                  Page 3 of 4
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Cambridge Antibody Technology Group PLC

    Date: 25 September 2001      By:  /s/ Rowena Gardner
          -----------------           -------------------------------------

                                 Name:    Rowena Gardner

                                 Title:   Head of Corporate
                                          Communications





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